UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated March 1, 2017, announcing the Company's financial and operating results for the fourth quarter ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: March 1, 2017	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2016 Financial Results

New York, NY, March 1, 2017 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31, 2016.

Fourth Quarter Highlights and Full Year Financial Highlights

•	Recorded sales volumes of 3,954,700 metric tons in Q4 2016 and 16,519,079 metric tons for the full year.
•	Achieved gross profit of $90.8 million in Q4 and $353.5 million for the full year.
•	Generated operating income of $24.4 million in Q4.
•
Recorded net income attributable to Aegean shareholders of $16.0 million or $0.41 basic and diluted earnings per share for the fourth quarter and $51.9 million or $1.14 basic and diluted earnings per share for the full year.

o	Adjusted Net income for the full year was $61.4 million or $1.35 basic and diluted earnings per share.
•	Generated EBITDA of $32.5 million in Q4 and $125.6 million for the full year.
o	Full year adjusted EBITDA was $135.2 million.

Fourth Quarter and Full Year Operational Highlights

E. Nikolas Tavlarios, Aegean's President, commented, "The fourth quarter marked the end of another strong year for Aegean, despite volatile commodity markets and increased competition. Our flexible business model continued to enable Aegean to capitalize on growth opportunities across our unique platform. As evidenced by consistent portfolio rationalization, we are focused on strengthening our operations and enhancing efficiencies across our business. Our global footprint now includes more than 30 markets and 51 ports, with a team dedicated to ensuring that customers are better equipped to run their businesses.  We remain committed to executing our strategy and confident in our ability to generate sustainable growth to drive shareholder value."

Generated Solid Financial Results

•
Revenue – The Company reported total revenue of $1.2 billion for the fourth quarter of 2016, an increase of 29.0% compared to the same period in 2015, primarily due to the increase in oil prices. Voyage and other revenues were, $20.6 million, approximately $4.4 million more than the same period in 2015.

•
Gross Profit – Gross Profit, which equals total revenue less directly attributable cost of revenue increased by 2.8% to $90.8 million in the fourth quarter of 2016 compared to $88.3 million in the same period in 2015.

•	Operating Expense – The Company reported operating expense of $66.4 million for the fourth quarter of 2016, an increase of $2.2 million or 3.4% compared to the same period in prior year.

•	Operating Income – Operating income for the fourth quarter of 2016 was $24.4 million, in line with the same period for the prior year.

•
Net Income – Net income attributable to Aegean shareholders was $16.0 million, or $0.41 per basic and diluted share, an increase of $6.3 million or 64.9% compared to the same period in 2015.  Net income for the full year was $51.9 million or $1.14 basic and diluted earnings per share.  Net income for the full year adjusted for gains/losses on sales of assets, impairment charges and the Accelerated Shares was $61.4 million or $1.35 basic and diluted earnings per share.

Operational Metrics

•	Sales Volume – For the three months ended December 31, 2016, the Company reported marine fuel sales volumes of 3,954,700 metric tons, a decrease of 1.9% compared to the same period in 2015.

•
Adjusted EBITDA Per Metric Ton of Marine Fuel Sold – For the three months ended December 31, 2016, the Company reported adjusted EBITDA per metric ton of marine fuel sold of $8.21. Adjusted EBITDA per metric ton of marine fuel sold in the prior year period was $8.14 per metric ton.

•
Gross Spread Per Metric Ton of Marine Fuel Sold – For the three months ended December 31, 2016, the Company reported gross spread per metric ton of marine fuel sold on an aggregate basis of $21.1. Gross spread per metric ton of marine fuel sold in the prior year period was $20.5.

Liquidity and Capital Resources

•
Net cash used in operating activities was $32.8 million for the three months ended December 31, 2016.  Net income as adjusted for non-cash items (as defined in Note 9 below) was $25.9 million for the same period.

•	Net cash used in investing activities was $2.4 million for the three months ended December 31, 2016, primarily due to advances for fixed assets under construction.

•	Net cash provided by financing activities was $71.5 million for the three months ended December 31, 2016, primarily due to the proceeds from our recent convertible bond offering.

•
The weighted average basic and diluted shares outstanding for the three months ended December 31, 2016 was 37,612,600. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2015 was 47,436,953.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Our solid results and accomplishments during the quarter demonstrate the long-term potential of our financial strategy.  During the fourth quarter we continued our focus on driving higher margins and profitable volume and improved our financial strength. We have maintained a strong balance sheet and are confident our flexibility will support Aegean's continued success.  Looking ahead, we will continue to deploy our resources into the most effective and profitable markets to generate the greatest return for Aegean shareholders."

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended December 31,		For the Year Ended December 31,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$922,464	$1,191,718	$4,211,596	$4,055,883
Revenues - related companies	4,872	4,457	20,058	20,336
Total revenues	927,336	1,196,175	4,231,654	4,076,219
Cost of revenues - third parties	820,839	1,090,618	3,762,688	3,658,681
Cost of revenues– related companies	18,180	14,760	137,137	64,054
Total cost of revenues	839,019	1,105,378	3, 899,825	3,722,735
Gross profit	88,317	90,797	331,829	353,484
Operating expenses:
Selling and distribution	52,033	53,345	205,078	202,266
General and administrative	11,859	12,907	43,318	49,757
Amortization of intangible assets	298	170	1,421	1,070
Loss on sale of vessels	-	-	130	6,312
Impairment Charge	-	-	5,308	-
Operating income	24,127	24,375	76,574	94,079
Net financing cost	(9,949)	(6,091)	(37,556)	(36,248)
Foreign exchange (losses) / gains, net	(291)	260	308	(1,544)
Income tax (expense)	(4,176)	(2,547)	(3,446)	(4,358)
Net income	9,711	15,997	35,880	51,929
Less (loss)/income attributable to non-controlling interest	-	(28)	-	58
Net income attributable to AMPNI shareholders	$9,711	$16,025	$35,880	$51,871
Basic earnings per share (U.S. dollars)	$0.20	$0.41	$0.73	$1.14
Diluted earnings per share (U.S. dollars)	$0.20	$0.41	$0.73	$1.14

EBITDA(1)	$32,797	$32,458	$110,806	$125,610

Other Financial Data:
Gross spread on marine petroleum products(2)	$84,243	$84,068	$302,052	$326,100
Gross spread on lubricants(2)	1,776	792	5,210	3,671
Gross spread on marine fuel(2)	82,467	83,276	296,842	322,429
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	20.5	21.1	22.0	19.5
Net cash provided by / (used) in operating activities	$5,273	$(32,817)	$49,727	$(47,615)
Net cash provided by / (used in) investing activities	588	(2,426)	(7,614)	(2,227)
Net cash provided by / (used in) financing activities	19,243	71,530	(28,254)	4,202

Sales Volume Data (Metric Tons): (3)
Total sales volumes	4,029,567	3,954,700	13,482,478	16,519,079

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	49.0	45.0	49.0	45.0
Average number of owned bunkering tankers(4)(5)	49.0	45.0	48.8	47.1
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	12.0	13.0	12.0	13.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2015	As of December 31, 2016

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	139,314	93,836
Gross trade receivables	317,152	512,398
Allowance for doubtful accounts	(7,278)	(8,647)
Inventories	114,531	187,766
Total Current assets	730,950	909,252
Total assets	1,450,011	1,600,933
Trade payables	72,417	131,584
Total Current liabilities (including current portion of long-term debt)	389,109	495,631
Total debt	710,015	817,631
Total liabilities	828,485	1,006,703
Total stockholder's equity	621,526	594,230

Working Capital Data:
Working capital(8)	341,841	413,621
Working capital excluding cash and debt(8)	477,594	631,451

Notes:

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items. EBITDA and Adjusted EBITDA are included herein because they are a basis upon which the Company assesses its operating performance.

Adjusted EBITDA per metric ton of marine fuel sold represents the net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items the Company generates per metric ton of marine fuel sold. The Company calculates Adjusted EBITDA per metric ton of marine fuel sold by dividing the EBITDA by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.

The following table reconciles net income attributable to AMPNI to EBITDA, Adjusted EBITDA and Adjusted EBITDA per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Net income to AMPNI shareholders	9,711	16,025	35,880	51,871

Add: Net financing cost including amortization of financing costs	9,949	6,091	37,556	36,248
Add: Income tax expense	4,176	2,547	3,446	4,358
Add: Depreciation and amortization excluding amortization of financing costs	8,961	7,795	33,924	33,133

EBITDA	32,797	32,458	110,806	125,610

Add: Loss on sale of vessels	-	-	130	6,312
Add: Impairment charge	-	-	5,308	-
Add: Accelerated vesting of Aegean's founder Shares	-	-	-	3,230
Adjusted EBITDA	32,797	32,458	116,244	135,152

Sales volume of marine fuel (metric tons)	4,029,567	3,954,700	13,482,478	16,519,079
Adjusted EBITDA per metric ton of marine fuel sold (U.S. dollars)	8.14	8.21	8.62	8.18

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	911,127	1,175,578	4,155,502	3,996,642
Less: Cost of marine petroleum products sold	(826,884)	(1,091,510)	(3,853,450)	(3,670,542)
Gross spread on marine petroleum products	84,243	84,068	302,052	326,100
Less: Gross spread on lubricants	(1,776)	(792)	(5,210)	(3,671)
Gross spread on marine fuel	82,467	83,276	296,842	322,429

Sales volume of marine fuel (metric tons)	4,029,567	3,954,700	13,482,478	16,519,079

Gross spread per metric ton of marine fuel sold (U.S. dollars)	20.5	21.1	22.0	19.5

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns two barges, the Mediterranean and Umnenga, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, the U.S.A., Hamburg and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, share-based compensation, amortization, deferred income taxes, gain/loss on sale of vessels, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The following table reflects the calculation of net income as adjusted for non-cash items for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2015	2016	2015	2016
	(in thousands of U.S. dollars, unless otherwise stated)
Net income	9,711	15,997	35,880	51,929
Add: Depreciation	6,699	5,997	25,799	24,941
Add: Provision for doubtful accounts	831	2,433	1,992	3,624
Add: Share based compensation	2,600	1,990	10,042	12,229
Add: Amortization	5,212	4,731	18,998	18,417
Add: Net deferred tax expense / (benefit)	4,050	(450)	2,388	(1,121)
Add: Unrealized (gain) / loss on derivatives	(14,158)	(4,007)	(3,647)	29,445
Add: Loss on sale of vessels	-	-	130	6,312
Add: Impairment charge	-	-	5,308	-
Add: Unrealized foreign exchange loss / (gain)	4	(809)	(446)	(678)
Net income as adjusted for non-cash items	14,949	25,882	96,444	145,098

Fourth Quarter 2016 Dividend Announcement
On March 1, 2017, the Company's Board of Directors declared a fourth quarter 2016 dividend of $0.02 per share payable on or about March 29, 2017 to shareholders of record as of March 15, 2017. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, March 2nd at 8:30 A.M. Eastern Time, to discuss its fourth quarter results. Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing (877) 419-6593 (for U.S.-based callers) or 719-325-4901 (for international callers) and enter the passcode: 1920480.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the code 1920480 to access the audio replay. The webcast will also be archived on the Company's website:
http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098